Exhibit 99.2
Shinhan Financial Group resolved to pay cash dividend
On February 4, 2010, the Board of Directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2009, subject to the shareholders’ approval.
Total Dividend Amount
     1) Dividend Amount for Common Stocks: KRW 189,679,834,800
     (KRW 400 per share, 8% of par value and 0.9% of market price of Common Stock)
     2) Dividend Amount for Preferred Stocks: KRW 238,179,799,643
     3) Total Dividend Amount: KRW 427,859,634,443
•	The dividend payment must be approved by the Annual General shareholders’ Meeting (“AGM”) and the details may change during the general shareholders’ meeting.